	Adjusted EBITDA reached $341.0 million in 9M24. Second installment of the $35 million annual cash dividend to be paid in November. $96.3 million committed to shareholder distribution year-to-date.

3Q24 Earning Release Conference Call

English Conference Call	Luxembourg, November 13, 2024 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the third quarter ended September 30, 2024. The financial information contained in this press release is based on consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 23 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
November 14, 2024
10 a.m. (US EST)
12 p.m. (Buenos Aires/Sao Paulo time)
4 p.m. (Luxembourg)

	Consolidated Financial Performance - Highlights
Zoom ID: 836 3938 7045	$ thousands	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Passcode: 995202	Gross Sales (1)	456,653	387,947	17.7%	1,107,999	1,042,302	6.3%
	Adjusted EBITDA (2)	110,900	155,299	(28.6)%	341,011	380,807	(10.5)%
Investor Relations	Adjusted EBITDA Margin (2)	25%	41%	(39.0)%	31%	37%	(15.0)%
Emilio Gnecco	Adjusted Net Income (2)	27,894	88,559	(68.5)%	156,653	169,865	(7.8)%
CFO	Adjusted Net Income per Share	0.28	0.83	(66.7)%	1.55	1.59	(2.5)%
Victoria Cabello	Distribution to Shareholders (3)	16,583	7,542	119.9%	75,779	36,512	107.5%
IR Officer	Expansion Capex	26,132	13,254	97.2%	71,587	51,896	37.9%
	Net Debt	645,818	706,752	(8.6)%	645,818	706,752	(8.6)%
	Net Debt(2) / LTM Adj EBITDA (x)	1.5x	1.5x	1.8%	1.5x	1.5x	1.8%

Email	Breakdown by Operating Segment - Adjusted EBITDA
ir@adecoagro.com	$ thousands	3Q24	3Q23	Chg %	9M24	9M23	Chg %
	Sugar, Ethanol & Energy	100,130	114,630	(12.6)%	258,871	308,161	(16.0)%
	Crops	2,025	28,793	(93.0)%	22,288	27,283	(18.3)%
	Rice	7,430	11,603	(36.0)%	51,399	39,681	29.5%
	Dairy	7,930	6,255	26.8%	25,504	22,555	13.1%
Website:	Corporate Expenses	(6,615)	(5,982)	10.6%	(17,051)	(16,873)	1.1%
www.adecoagro.com	Total Adjusted EBITDA	110,900	155,299	(28.6)%	341,011	380,807	(10.5)%

•Gross sales were up 17.7% and 6.3% year-over-year during 3Q24 and 9M24, respectively. Higher volume sold more than offset the lower prices of our main commodities.
•Adjusted EBITDA was down 28.6% in 3Q24. However, when further adjusted by the one-time event of a farm sale in September 2023 ($29.8 million in Adjusted EBITDA), the Adjusted EBITDA was down 11.7% in the quarter.
•On a year-to-date basis, Adjusted EBITDA declined by 10.5% year-over-year. Despite record results in our Rice operations and an outperformance from our Dairy business, the decrease was mainly driven by a year-over-year loss in the mark-to-market of our biological assets in our Sugar, Ethanol & Energy business due to dry weather and lower prices.
•Year to date, we have already committed $26.0 million more to shareholder distributions than the annual minimum figure required by our distribution policy ($96.3 million vs $70.3 million - via dividend and share repurchase). Going forward, we continue focusing on the return to our shareholders.

(1) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 23 for a reconciliation of Adjusted EBITDA, Adjusted Net Income and Net Debt for the period. Adjusted EBITDA margin is calculated as a percentage of net sales.
	(3) Includes cash dividends and share repurchases as of September 30th. For more information on distribution as of the date of this report, please refer to the Remarks section on page 3.

Sugar, Ethanol & Energy business
Performance Highlights
◦Adjusted EBITDA in the SE&E business reached $100.1 million during 3Q24 and $258.9 million during 9M24, 12.6% and 16.0% lower year-over-year, respectively.
▪(+) Sugar maximization (55% in 3Q24 / 51% in 9M24) as prices traded above ethanol. We continue to maximize hydrous ethanol within our ethanol production on better pricing.
▪(+) Higher net sales on higher sugar and ethanol volumes sold.
▪(+) Cost of production remained flat at 7.8 cts/lb driven by better dilution and weaker FX.
▪(-/+) 10.1% lower year-over-year crushing volume in 3Q24 on lower yields. Year-to-date crushing was up 6.4% on greater sugarcane availability and higher third-party cane.
▪(-) Year-over-year loss in biological asset due to lower expected yields versus 2023, on below average rains, coupled with year-over-year decline in sugar and ethanol prices.

Outlook
◦(+) Rains received during October aid in yield recovery. We expect to slightly increase crushing YoY.
◦(+) Sugar price recovery and potential upside to spot level. 14% of our 2024's sugar production is still unhedged (balance sold at 22.8 cts/lb). 2025's production is open (10% hedged at 20.8 cts/lb).
◦(+) Expected tight supply & demand scenario for ethanol for the upcoming months. We continue to hold on to our ethanol inventories (49% of year-to-date production) to profit from better prices.
◦(+) Energy spot price recovery (October 2024: +R$400/MWh) on lower water levels in the reservoirs. Stored bagasse available to increase energy production.
Farming business
Performance Highlights
◦Adjusted EBITDA for the Farming business amounted to $17.4 million during 3Q24, representing a $26.8 million year-over-year decline due to a farm sale conducted in September 2023. Excluding this event, Adjusted EBITDA performance was in line versus the prior year. Year-to-date, Adjusted EBITDA reached $99.2 million, 10.8% higher compared to the same period of last year.
▪(+) Year-over-year gains in the mark-to-market of our biological asset and agricultural produce for our Crops (better yields and area) and Rice operations (better prices and area).
▪(+) Higher prices for Rice and Dairy's higher value-added products.
▪(-) Lower prices for soybean, corn and wheat.
▪(-) Higher costs in U.S. dollar terms.
▪(+/-) One-off events. Sale of La Pecuaria farm ($15.3 million in Adjusted EBITDA) conducted in 2Q24 versus the sale of El Meridiano in 3Q23 ($29.8 million in Adjusted EBITDA).

Outlook
◦(-/+) Crops: International prices for our main grains continue to be pressured on greater global supply, together with cost inflation in U.S. dollars terms. Undergoing planting activities for our 2024/25 harvest season.
◦(+) Rice: Our diversified product portfolio and flexibility enable us to capture price premiums, despite a reduction in global prices as India returned to the market in 4Q. Beginning of 2024/25 season with greater planted area and good water availability. Expectations to improve productivity year-over-year.
◦(+) Dairy: High productivity indicators; prices for our higher value-added products continue at attractive levels.

Remarks
2024 Shareholder Distribution Update
◦As of the date of this report, we have already committed $96.3 million to shareholder distribution, equivalent to 55% of the Adjusted Free Cash Flow from Operations (NCFO) generated in 2023. This represents $26.0 million above the annual minimum stated in our distribution policy.
▪Cash dividends: $35.0 million approved. On November 27th, we will pay the second installment of $17.5 million (approximately $0.1740 per share) to shareholders of the Company of record at close of business on November 12th. First installment of $17.5 million paid on May 29th (approximately $0.1682 per share).
▪Share repurchases: $61.3 million expended year-to-date in repurchasing 5.7% of the company's equity (6.0 million shares at an average price of $10.16 per share).

Independent Farmland Appraisal Report
◦As of September 30th, 2024, Cushman & Wakefield (C&W) updated its independent appraisal of Adecoagro's farmland which consists of 210,371 hectares valued at $682.6 million. On a comparable basis, current valuation of our land portfolio represents a year-over-year increase of 0.4%.

Cash Tender of AGRO'27s 6.00% Notes - Final Result
◦On August 17th, 2024, we finalized the cash tender offer of AGRO's 6.00% Senior Notes due 2027. The Company repurchased $84.4 million aggregate principal amount of the outstanding senior bonds. This proves the Company's disciplined and constant search for Liability Management opportunities to better finance our operations at attractive rates and add value to shareholders.

ESG Update
Expansion of our Capacity to Produce Biomethane
We are proud to announce our plans to expand our biomethane production at our biogas unit in Ivinhema mill. By 2027, we expect to increase our current production by five times via the construction of two biodigestors. Once completed they will produce 30 thousand Nm3 of biomethane per day, which is equivalent to 10 million liters of diesel annually. We secured financing from FINEP for the total amount of the project (R$226 million; equivalent to $41 million) at an attractive rate and due in 16 years (including 4 years of grace period).
By using concentrated vinasse, which is a by-product of the ethanol production process, the Company has been producing biogas, which is then converted into biomethane to be used as an alternative source of fuel for adapted vehicles. As of today, we have over 120 light vehicles, 6 trucks, 1 tractor and 4 motor pumps adapted and running on biomethane. Moreover, we have started to test our biomethane to fuel our trucks that transport sugar production to the railroad terminal in Maringá.
Powering our own fleet with biomethane will enable us to cut down our carbon emissions, contributing to the Company's emission reduction target. All of the above is part of our energy transition strategy. And it is possible thanks to our sustainable production approach, which in the long run will contribute to replace consumption of fossil fuel through innovative developments as we adapt our logistics towards green mobility while generating positive impact on our results.

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Milling
Sugarcane Milled	tons	4,038,787	4,491,938	(10.1)%	10,186,956	9,569,836	6.4%
Own Cane	tons	3,299,059	4,021,209	(18.0)%	9,226,947	8,993,678	2.6%
Third Party Cane	tons	739,728	470,729	57.1%	960,009	576,158	66.6%
Production
TRS Equivalent Produced	tons	612,820	676,070	(9.4)%	1,418,778	1,333,817	6.4%
Sugar	tons	303,167	319,959	(5.2)%	656,479	619,165	6.0%
Ethanol	M3	174,809	203,503	(14.1)%	433,760	403,194	7.6%
Hydrous Ethanol	M3	134,847	196,324	(31.3)%	358,038	255,312	40.2%
Anhydrous Ethanol (1)	M3	39,962	7,179	456.7%	75,722	147,882	(48.8)%
Sugar mix in production	%	55%	52%	5.9%	51%	51%	0.6%
Ethanol mix in production	%	45%	48%	(6.4)%	49%	49%	(0.6)%
Energy Exported (sold to grid)	MWh	242,757	254,851	(4.7)%	563,947	495,364	13.8%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	60.1	56.7	5.9%	55.4	51.8	6.9%
Agricultural Metrics
Harvested area	Hectares	48,280	48,800	(1.1)%	127,903	113,915	12.3%
Yield	tons/hectare	68	82	(17.2)%	72	79	(8.7)%
TRS content	kg/ton	146	145	0.9%	133	131	1.2%
Area
Sugarcane Plantation	hectares	208,241	196,827	5.8%	208,241	196,827	5.8%
Expansion Area	hectares	4,147	1,202	244.9%	9,493	3,841	147.2%
Renewal Area	hectares	2,561	7,061	(63.7)%	17,790	21,722	(18.1)%
(1) Does not include 2,988 and 8,954 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 3Q24 and 9M24, respectively. During 9M23, we dehydrated 53,374 cubic meters of hydrous ethanol (no dehydration during 3Q23).

Crushing volumes during 3Q24 amounted to 4.0 million tons, 10.1% lower than in 3Q23. Throughout the year, Brazil's sugarcane production areas have experienced lower-than-average rainfalls, which translated into a faster harvesting pace, but also into a decline in productivity indicators, mainly yields. Consequently, our yields stood at 68 tons per hectare during the quarter, marking a 17.2% year-over-year reduction. On the other hand, we increased sourcing of third-party cane by 269 thousand tons year-over-year, thanks to opportunities that arose from producers in nearby areas. This, in turn, enabled us to mitigate the reduction in crushing volume from own cane, while allowing it to be harvested in the upcoming months with better expected productivity.
On a year-to-date basis, total crushing volume reached 10.2 million tons, marking a 6.4% increase compared to last year, on higher crushing during the first semester of 2024. This was explained by (i) greater sugarcane availability thanks to the expansion planting activities conducted in the last years; coupled with

(ii) higher crushing of third-party cane. In terms of productivity, TRS content was flat at 133 kg/ton, whereas yields were 8.7% lower year-over-year, standing at 72 tons per hectare.
During 3Q24, average sugar prices traded at a premium to both hydrous and anhydrous ethanol in Mato Grosso do Sul (22% and 7%, respectively). Consequently, we maximized sugar production, achieving a 55% mix during the period. Within our ethanol production, 77% was hydrous ethanol as demand for this type of fuel significantly increased and gained market share in the Otto cycle. This high degree of flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices. Moreover, we can dehydrate hydrous ethanol at any time and turn it into anhydrous ethanol, which can be sold either to the domestic or export market, wherever the price premium is better.
On a year-to-date basis, we maximized the production of sugar given its attractive pricing premium over ethanol, as was the case during the same period of last year. Total volume produced for both sugar and ethanol in 9M24 saw an increase of 6.0% and 7.6%, respectively compared to 9M23 driven by the increase in total TRS equivalent produced on higher crushing volume.
Exported energy during the quarter totaled 243 thousand MWh, 4.7% lower compared to 3Q23 despite a 10.1% lower crushing volume, as we used stored bagasse to produce energy in order to comply with our contracts. On a year-to-date basis energy exported reached 564 thousand MWh, 13.8% higher year-over-year. Consequently, our cogeneration efficiency ratio was up 5.9% and 6.9%, respectively, compared to the previous year.

Sugar, Ethanol & Energy Segment - Financial Performance

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	3Q24	3Q23	Chg %	3Q24	3Q23	Chg %	3Q24	3Q23	Chg %
Sugar (tons)	135,623	123,415	9.9%	310,233	229,335	35.3%	437	538	(18.8)%
Ethanol (cubic meters)	78,862	50,905	54.9%	177,869	110,082	61.6%	443	462	(4.1)%
Hydrous Ethanol (cubic meters)	57,705	29,655	94.6%	134,886	68,193	97.8%	428	435	(1.6)%
Anhydrous Ethanol (cubic meters)	21,157	21,250	(0.4)%	42,982	41,889	2.6%	492	507	(3.0)%
Energy (Mwh) (2)	9,505	11,677	(18.6)%	256,454	289,485	(11.4)%	37	40	(8.1)%
CBios	2,039	1,556	31.0%	164,021	67,696	142.3%	12	23	(45.9)%
Others (5)	72	20	260.0%	74	22	236.4%	973	909	7.0%
TOTAL (3)	226,101	187,573	20.5%
Cover Crops (tons) (4)	501	2,695	(81.4)%	1,368	5,663	(75.8)%	366	476	(23.0)%
TOTAL NET SALES (1)	226,602	190,268	19.1%

NET SALES BREAKDOWN	9M24	9M23	Chg %	9M24	9M23	Chg %	9M24	9M23	Chg %
Sugar (tons)	289,127	277,709	4.1%	631,728	546,045	15.7%	458	509	(10.0)%
Ethanol (cubic meters)	179,169	154,365	16.1%	403,311	278,746	44.7%	444	554	(19.8)%
Hydrous Ethanol (cubic meters)	120,994	49,588	144.0%	281,036	105,244	167.0%	431	471	(8.6)%
Anhydrous Ethanol (cubic meters)	58,175	104,777	(44.5)%	122,275	173,502	(29.5)%	476	604	(21.2)%
Energy (Mwh) (2)	20,390	23,166	(12.0)%	608,729	593,720	2.5%	33	39	(14.2)%
CBios	6,048	6,071	(0.4)%	404,672	323,877	24.9%	15	19	(20.3)%
Others (5)	557	184	202.7%	560	202	177.2%	995	911	9.2%
TOTAL (3)	495,291	461,495	7.3%
Cover Crops (tons) (4)	6,447	9,906	(34.9)%	16,698	22,762	(26.6)%	386	435	(11.3)%
TOTAL NET SALES (1)	501,738	471,401	6.4%

HIGHLIGHTS - $ thousand	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Net Sales (1)	226,602	190,268	19.1%	501,738	471,401	6.4%
Margin on Manufacturing and Agricultural Act. Before Opex	80,498	93,865	(14.2)%	188,578	256,948	(26.6)%
Adjusted EBITDA	100,130	114,630	(12.6)%	258,871	308,161	(16.0)%
Adjusted EBITDA Margin	44.2%	60.2%	(26.7)%	51.6%	65.4%	(21.1)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes; (2) Includes commercialization of energy from third parties; (3) Total Net Sales do not include the sale of soybean, corn and beans planted as cover crop during the implementation of the agricultural technique known as meiosis; (4) Corresponding to the sale of soybean, corn and beans planted as cover crop during the implementation of meiosis. (5) Diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Adjusted EBITDA during 3Q24 was $100.1 million, 12.6% lower than the same period of last year. Despite presenting a year-over-year increase in net sales coupled with a $6.6 million year-over-year gain in the mark-to-market of our commodity hedge position, lower EBITDA generation was mainly driven by a $20.9 million year-over-year loss in the mark-to-market of our biological assets. As explained in prior releases, the biological assets line captures the present value of the sugarcane that is going to be harvested in the following 12 months, in addition to the one already harvested. In this case, the year-over-year decline is mainly explained by a decline in crushing volume and Consecana prices. Results were also affected by a

$3.8 million year-over-year increase in selling expenses on higher taxes due to higher volumes of ethanol sold, coupled with an increase in freight costs on higher sugar sold. On a year-to-date basis, Adjusted EBITDA amounted to $258.9 million, presenting an 16.0% decrease versus last year explained by the same aforementioned drivers, coupled with lower expected productivity compared to the previous year given the different weather scenarios and lower sugar and ethanol prices.
Net sales reached $226.6 million and $501.7 million in 3Q24 and 9M24, respectively, marking a 19.1% and 6.4% increase compared to the same period of last year. Higher sales during both periods was mainly explained by a year-over-year increase in sugar and ethanol volumes sold, which, in turn, fully mitigated the lower prices in US dollars in all our products.
In the case of sugar, greater volumes sold throughout the quarter as well as on a year-to-date basis were the main drivers towards the increase in revenues. This, in turn, fully offset the year-over-year decrease in prices. Global prices saw record levels in 2023 while in 2024 they decreased driven by a stronger pace of milling in Brazil, which resulted in higher sugar production.
Ethanol sales presented a 54.9% and 16.1% year-over-year increase during the quarter and on a year-to-date basis, respectively. This was driven by higher volumes sold of hydrous ethanol which, in turn, fully offset the year-over-year decrease in selling prices in US dollars. As explained in prior releases, ethanol prices were pressured throughout the year by an overall increase in production on greater cane crushing in Brazil. Nevertheless, prices have been recovering month-over-month (+37% in Brazilian Real versus the lowest level seen in early 2024) on strong domestic consumption given the low parity at the pump versus gasoline. During the quarter we strategically sold our production in order to profit from peaks in prices, while our tanks remain full as we continue to hold on to our ethanol inventories (49% of our year-to-date production) in order to capture higher expected prices.
Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBio) every time we sell ethanol. During the quarter, we sold $2.0 million worth of CBios, marking a 31.0% year-over-year increase. Year-to-date, we have already sold 405 thousand CBios, amounting to $6.0 million.
Net sales of energy presented a year-over-year reduction for both 3Q24 and 9M24 due to (i) lower energy prices; as well as to (ii) a weaker Brazilian Real compared to the previous year. In terms of volume sold, throughout the year we mostly exported energy related to our long-term contracts given the low spot energy prices.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	3Q24	3Q23	Chg %	3Q24	3Q23	Chg %
Industrial costs	48,849	48,305	1.1%	3.9	3.5	11.5%
Industrial costs	21,007	29,542	(28.9)%	1.7	2.2	(21.6)%
Cane from 3rd parties	27,842	18,763	48.4%	2.2	1.4	63.6%
Agricultural costs	102,562	112,413	(8.8)%	8.3	8.2	0.6%
Harvest costs	40,019	44,670	(10.4)%	3.2	3.3	(1.2)%
Cane depreciation	28,212	29,219	(3.4)%	2.3	2.1	6.5%
Agricultural Partnership Costs	12,801	17,095	(25.1)%	1.0	1.2	(17.4)%
Maintenance costs	21,530	21,429	0.5%	1.7	1.6	10.8%
Total Production Costs	151,411	160,718	(5.8)%	12.2	11.7	3.9%
Depreciation & Amortization PP&E	(54,338)	(58,043)	(6.4)%	(4.4)	(4.2)	3.2%
Total Production Costs (excl D&A)	97,073	102,675	(5.5)%	7.8	7.5	4.2%

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	9M24	9M23	Chg %	9M24	9M23	Chg %
Industrial costs	91,755	81,547	12.5%	3.2	3.1	4.4%
Industrial costs	56,240	59,115	(4.9)%	2.0	2.2	(11.7)%
Cane from 3rd parties	35,515	22,432	58.3%	1.2	0.8	46.9%
Agricultural costs	273,763	255,345	7.2%	9.6	9.7	(0.5)%
Harvest costs	103,105	97,770	5.5%	3.6	3.7	(2.1)%
Cane depreciation	74,475	60,563	23.0%	2.6	2.3	14.1%
Agricultural Partnership Costs	38,479	39,301	(2.1)%	1.4	1.5	(9.1)%
Maintenance costs	57,704	57,711	—%	2.0	2.2	(7.2)%
Total Production Costs	365,518	336,892	8.5%	12.8	12.7	0.7%
Depreciation & Amortization PP&E	(141,982)	(130,076)	9.2%	(5.0)	(4.9)	1.3%
Total Production Costs (excl D&A)	223,536	206,816	8.1%	7.8	7.8	0.3%
(1)Total production cost may differ from our COGS figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold.

In 3Q24, total production costs excluding depreciation and amortization totaled 7.8 cts/lb, 4.2% higher than the same period of last year. Although production costs in nominal terms experienced a 5.5% year-over-year decrease due to the depreciation of the Brazilian Real, the increase in unitary basis was mainly explained by (i) the 10.1% decrease in crushing volume, coupled with (ii) higher third party cane purchases. However, our cost of production on a year-to-date basis was in line versus the prior year, standing at 7.8 cts/lb. This was due to higher crushing volume which enabled us to better dilute our fixed costs, especially agricultural costs that represent roughly 80% of our cost structure. As always, we continue to use concentrated vinasse and filter cake to replace 100% of our potash fertilizer requirements and 48% of total fertilizers, reducing our sourcing needs.

Farming - Financial Performance

FARMING - FINANCIAL HIGHLIGHTS(2)
$ thousands	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Gross Sales
Crops	66,600	61,126	9.0%	175,065	170,841	2.5%
Rice	70,124	60,381	16.1%	199,035	196,116	1.5%
Dairy	83,414	69,772	19.6%	209,248	192,084	8.9%
Total Sales	220,138	191,279	15.1%	583,348	559,041	4.3%
Adjusted EBITDA (1)
Crops	2,025	28,793	(93.0)%	22,288	27,283	(18.3)%
Rice	7,430	11,603	(36.0)%	51,399	39,681	29.5%
Dairy	7,930	6,255	26.8%	25,504	22,555	13.1%
Total Adjusted EBITDA (1)	17,385	46,651	(62.7)%	99,191	89,519	10.8%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 23 for a reconciliation of Adjusted EBITDA; (2) Figures for 3Q23 & 9M23 differ from the ones previously reported in order to reflect the reclassification in reporting segments communicated in 4Q23's Earnings Release. Any profit derived from the disposition of farmland or a bargain purchase gain, which was previously reported under the Land Transformation segment is now reported within the operating segment where such farmland belongs. The same applies to results derived from our minor cattle activities, which were previously reported under the "All Other" segment.
Adjusted EBITDA in our Farming business totaled $17.4 million in 3Q24, compared to $46.7 million during 3Q23. The latter figure includes the sale of El Meridiano farm that generated an Adjusted EBITDA of $29.8 million, which previously was allocated in the Land Transformation segment. Excluding the farm sale, Adjusted EBITDA was in line versus the prior year. Results were positively impacted by an outperformance of our Dairy operations on higher prices of our value added products, especially in the domestic market; together with a $131/ton year-over-year increase in the average selling price of our rice. Results were partially offset by higher costs in U.S. dollar terms for our Crops and Rice segments, coupled with lower prices for most of our crops.
Year-to-date, Adjusted EBITDA was $99.2 million, 10.8% higher than the previous year. Higher results were mainly driven by (i) the outperformance in our Dairy segment, coupled with (ii) year-over-year gains in the mark-to-market of our biological assets for both our Crops and Rice operations. In the case of Rice, higher rice prices at the moment of harvest and higher planted area were the main growth drivers; whereas in Crops, the recovery in yields drove the increase in results. Also, during 2Q24 we completed the sale of La Pecuaria farm, which generated an Adjusted EBITDA of $15.3 million in our Crops operations.
For a more detailed explanation, please refer to the performance description of each business line starting next page.

Crops Segment

GROSS SALES BREAKDOWN	Amount ($ '000)			Volume			$ per unit
Crops	3Q24	3Q23	Chg %	3Q24	3Q23	Chg %	3Q24	3Q23	Chg %
Soybean	15,923	12,775	24.6%	52,262	27,978	86.8%	305	457	(33.3)%
Corn (1)	13,977	19,393	(27.9)%	80,269	88,242	(9.0)%	174	220	(20.8)%
Wheat (2)	4,978	1,600	211.1%	21,199	7,275	191.4%	235	220	6.8%
Sunflower	2,505	4,164	(39.8)%	3,920	6,701	(41.5)%	639	621	2.8%
Cotton Lint	1,352	2,012	(32.8)%	862	1,006	(14.3)%	1,569	2,000	(21.6)%
Peanut	21,583	17,710	21.9%	11,752	13,784	(14.7)%	1,836	1,285	42.9%
Others (3)	6,281	3,472	80.9%	2,010	3,185	(36.9)%
Total	66,600	61,126	9.0%	172,275	148,171	16.3%

GROSS SALES BREAKDOWN	9M24	9M23	Chg %	9M24	9M23	Chg %	9M24	9M23	Chg %
Soybean	55,232	41,935	31.7%	177,998	90,338	97.0%	310	464	(33.2)%
Corn (1)	40,744	29,484	38.2%	232,801	131,999	76.4%	175	223	(21.6)%
Wheat (2)	14,299	13,611	5.1%	64,225	49,798	29.0%	223	273	(18.5)%
Sunflower	7,988	18,133	(55.9)%	13,395	32,340	(58.6)%	596	561	6.4%
Cotton Lint	3,154	6,561	(51.9)%	2,153	3,188	(32.5)%	1,465	2,058	(28.8)%
Peanut	39,782	49,673	(19.9)%	22,549	39,154	(42.4)%	1,764	1,269	39.1%
Others (3)	13,866	11,444	21.2%	2,828	6,874	(58.9)%
Total	175,065	170,841	2.5%	515,949	353,691	45.9%

HIGHLIGHTS - $ thousand(4)	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Gross Sales	66,600	61,126	9.0%	175,065	170,841	2.5%
Adjusted EBITDA	2,025	28,793	(93.0)%	22,288	27,283	(18.3)%
(1) Includes sorghum; (2) Includes barley; (3) Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association) and sales related to our cattle activities; (4) Figures for 3Q23 & 9M23 differ from the ones previously reported in order to reflect the reclassification in reporting segments communicated in 4Q23's Earnings Release. Any profit derived from the disposition of farmland or a bargain purchase gain, which was previously reported under the Land Transformation segment is now reported within the operating segment where such farmland belongs. The same applies to results derived from our minor cattle activities, which were previously reported under the "All Other" segment.
As stated in prior releases, we modified our internal reporting and farm sales are now being allocated to the operating segment where it belongs. Consequently, Adjusted EBITDA for 3Q24 was $26.8 million lower than 3Q23 due to an uneven year-over-year comparison as the latter reflects the sale of El Meridiano Farm completed in September 2023 ($29.8 million booked in Adjusted EBITDA), whereas no farm sales were conducted in 3Q24. On a year-to-date basis, Adjusted EBITDA was $22.3 million, which includes the sale of La Pecuaria farm conducted in April 2024 ($15.3 million booked in Adjusted EBITDA) while 9M23 reflects the aforementioned sale.
Focusing solely on our Crops performance, although we saw a significant year-over-year recovery in production (mainly soybean, wheat and peanut) due to normal weather conditions, results were negatively impacted by (i) lower international prices for our main products on higher global supply; (ii) higher costs in U.S. dollar terms; and (iii) lower-than-expected corn production due to the impact of spiroplasma (bacteria transmitted by leafhoppers).

By the end of 3Q24, we experienced a fire event in one of our storage cells at our peanut industrial facility in Cordoba, Argentina. Approximately 20% of our peanut production related to the 2023/24 harvest season was affected. We believe this incident will not have an impact in our financial figures since it was fully covered under our insurance policy and was peanut to be processed in February-March 2025 on or about the time in which we should start collecting the insurance indemnification.

Rice Segment

RICE(3)
Highlights	metric	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Gross Sales	$ thousands	70,124	60,381	16.1%	199,035	196,116	1.5%
Sales of white rice	thousand tons (1)	76	72	4.7%	205	255	(19.5)%
	$ per ton	814	683	19.2%	841	652	29.0%
	$ thousands	61,494	49,266	24.8%	172,801	166,386	3.9%
Sales of By-products	$ thousands	8,630	11,115	(22.4)%	26,234	29,730	(11.8)%
Adjusted EBITDA	$ thousands	7,430	11,603	(36.0)%	51,399	39,681	29.5%

Rice Mills
Total Processed Rough Rice(2)	thousand tons	84	57	46.4%	214	191	12.2%
Ending stock - White Rice	thousand tons	67	35	90.1%	67	35	90.1%
(1) Includes the sale of 1k and 36k tons of white rice sourced from third-parties during 9M24 & 9M23, respectively (no sourcing during 3Q24 and 3Q23); (2) Expressed in white rice equivalent; (3) Figures for 3Q23 & 9M23 differ from the ones previously reported in order to reflect the reclassification in reporting segments communicated in 4Q23's Earnings Release. Any profit derived from the disposition of farmland or a bargain purchase gain, which was previously reported under the Land Transformation segment is now reported within the operating segment where such farmland belongs. The same applies to results derived from our minor cattle activities, which were previously reported under the "All Other" segment.

Rice sales throughout the quarter marked a 16.1% year-over-year increase, mainly explained by our average selling price, which stood at $814/ton, whereas volume sold was slightly up versus the prior year. Global rice prices continued to be high compared to historical levels due to the lower supply, mainly from India who remained out of the export market due to government restrictions. During the first nine months of the year, rice sales were flat compared to 9M23. Despite capturing a $189/ton year-over-year increase in the average selling price, this was partially offset by lower volumes sold given the lower production at the farm level.
Adjusted EBITDA amounted to $7.4 million in 3Q24, marking a 36.0% year-over-year decrease. Lower EBITDA generation was fully explained by higher costs in U.S. dollar terms, partially mitigated by the increase in revenues. However, on a year-to-date basis Adjusted EBITDA marked a 29.5% increase versus the previous year, reaching $51.4 million, mostly driven by year-over-year gains reported in our biological assets line on higher prices and higher planted area, which in turn, fully offset the increase in costs in U.S. dollar terms.

Dairy Segment

DAIRY
Highlights	metric	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Gross Sales	$ thousands (1)	83,414	69,772	19.6%	209,248	192,084	8.9%
	million liters (2) (3)	98.9	112.2	(11.9)%	273.7	296.2	(7.6)%
Adjusted EBITDA	$ thousands	7,930	6,255	26.8%	25,504	22,555	13.1%

Dairy - Farm
Milking Cows	average heads	14,494	14,487	0.1%	14,490	14,496	—%
Cow Productivity	liter/cow/day	38.1	38.8	(1.7)%	37.4	37.5	(0.1)%
Total Milk Produced	million liters	50.8	51.7	(1.7)%	148.7	148.3	0.2%

Dairy - Industry
Total Milk Processed	million liters	93.1	96.4	(3.5)%	260.3	255.0	2.1%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows; (2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others; (3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 3Q24, raw milk production was 50.8 million liters, 1.7% lower compared to the same period of last year. This was explained by a slight decline in productivity compared to 3Q23, although levels are still strong at 38.1 liters per cow per day. Year-to-date, total raw milk production amounted to 148.7 million liters in line with the previous year. We continue enhancing efficiencies in our free-stalls, which are already at full capacity.
At the industry level, we processed 93.1 million liters of raw milk during the quarter, 3.5% less than last year. Out of this volume, approximately 43% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. On a year-to-date basis, total processed milk amounted to 260.3 million liters of raw milk, marking a 2.1% year-over-year increase. We continue working on product development for the domestic and export markets, offering higher value added products as well as commoditized products, and being present across different price tiers with our consumer product brands.
Adjusted EBITDA amounted to $7.9 million in 3Q24 and $25.5 million in 9M24, marking a 26.8% and 13.1% increase compared to the same period of last year. Results were positively impacted by (i) an increase in sales due to higher average selling prices, as we improved the mix of higher value added products; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets.
Adjusted EBIT was $5.1 million and $17.0 million during 3Q24 and 9M24, respectively. However, once interest expense and the foreign exchange loss related to the financial debt are considered, the year-to-date results decrease to negative $7.5 million.

Corporate expenses

CORPORATE EXPENSES
$ thousands	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Corporate Expenses	(6,615)	(5,982)	10.6%	(17,051)	(16,873)	1.1%
Adecoagro’s corporate expenses include items that are not allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional services, office lease expenses, among others. Corporate expenses for 3Q24 were $6.6 million, 10.6% higher than the previous year, while on a year-to-date basis it amounted to $17.1 million, 1.1% higher year-over-year. In both cases this reflects the impact in costs from inflation in U.S. dollar terms.

Net Income & Adjusted Net Income
Net income amounted to $18.7 million and $75.9 million during 3Q24 and 9M24, respectively, down $56.7 million and $68.6 million year-over-year.
Adjusted net income reached $27.9 million during the quarter, whereas on an accumulated basis it reached $156.7 million, down $60.7 million and a $13.2 million year-over-year, respectively. This was explained by (i) lower results at a consolidated level as explained throughout the earnings release; together with (ii) a year-over-year loss in financial results due to a one-time event as in 9M23 we reflected financial gains from opportunities that the Argentine financial market offered. Nevertheless, these impacts were partially offset by year-over-year gains recorded within the income tax line due to effects of inflation in the income tax calculation in Argentina.

ADJUSTED NET INCOME (1)
$ thousands	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Profit for the period	18,711	75,387	(75.2)%	75,923	144,512	(47.5)%
Foreign exchange losses/(gains), net	(16,972)	1,396	n.a.	5,051	(33,954)	n.a
Cash flow hedge - transfer from equity	1,912	9,357	(79.6)%	28,224	43,221	(34.7)%
Inflation accounting effects	7,528	(17,409)	n.a.	1,911	(5,072)	n.a.
Net results from Fair Value adjustment of Investment Property	2,679	(417)	n.a	22,484	913	n.m
Impairment of assets destroyed by fire	14,036	—	n.m.	14,036	—	n.m.
Revaluation surplus of farmland sold	—	20,245	n.m.	9,024	20,245	(55.4)%
Adjusted Net Income	27,894	88,559	(68.5)%	156,653	169,865	(7.8)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 23 for a reconciliation of Adjusted Net Income.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	3Q24	2Q24	Chg %	3Q23	Chg %
Farming	156,203	119,791	30.4%	375,916	(58.4)%
Short term Debt	123,744	105,843	16.9%	329,240	(62.4)%
Long term Debt	32,459	13,948	n.m	46,676	(30.5)%
Sugar, Ethanol & Energy	703,221	710,880	(1.1)%	720,574	(2.4)%
Short term Debt	47,052	46,023	2.2%	14,984	214.0%
Long term Debt	656,169	664,857	(1.3)%	705,590	(7.0)%
Total Short term Debt	170,796	151,866	12.5%	344,224	(50.4)%
Total Long term Debt	688,628	678,805	1.4%	752,266	(8.5)%
Gross Debt	859,424	830,671	3.5%	1,096,490	(21.6)%
Cash & Equivalents	198,255	140,311	41.3%	349,812	(43.3)%
Short-Term Investments	15,351	58,616	(73.8)%	39,926	(61.6)%
Net Debt	645,818	631,744	2.2%	706,752	(8.6)%
EOP Net Debt / Adj. EBITDA LTM	1.5x	1.3x	12.6%	1.5x	1.8%
As of September 30, 2024, Adecoagro's net debt position amounted to $645.8 million, marking an 8.6% year-over-year reduction. Throughout the year, we have been diligently reducing our gross debt and cash in the most efficient manner while looking to finance our operations at the lowest cost. This was achieved thanks to the cash generated during the year, which also enabled us to continue investing in growth projects across all our operating segments as well as distributing profits to shareholders, via cash dividend and share repurchases.
Our Net Debt ratio (Net Debt/EBITDA) as of 3Q24 was 1.5x, in line with the previous year due to the lower EBITDA generation during the last-twelve-months. We expect this ratio to be reduced in the following quarter, as most of our collections from product sales are concentrated in 4Q. Our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt), reached 2.6x, showing the Company's full capacity to repay short term debt with its cash balance.
We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also in terms of our indebtedness, most of which is long-term debt.

Capital Expenditures

CAPITAL EXPENDITURES
$ thousands	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Farming	9,196	4,456	106.4%	37,758	17,924	110.7%
Expansion	8,035	3,587	124.0%	27,457	14,058	95.3%
Maintenance	1,162	869	33.8%	10,301	3,867	166.4%
Sugar, Ethanol & Energy	39,750	43,479	(8.6)%	178,282	172,552	3.3%
Maintenance	21,653	33,812	(36.0)%	134,152	134,714	(0.4)%
Planting	18,570	29,560	(37.2)%	63,045	74,188	(15.0)%
Industrial & Agricultural Machinery	3,083	4,252	(27.5)%	71,107	60,526	17.5%
Expansion	18,097	9,667	87.2%	44,130	37,838	16.6%
Planting	16,231	7,818	107.6%	38,174	20,757	83.9%
Industrial & Agricultural Machinery	1,866	1,849	0.9%	5,956	17,081	(65.1)%
Total	48,947	47,935	2.1%	216,040	190,476	13.4%
Total Maintenance Capex	22,815	34,681	(34.2)%	144,453	138,580	4.2%
Total Expansion Capex	26,132	13,254	97.2%	71,587	51,896	37.9%
Adecoagro's capital expenditures amounted to $48.9 million in 3Q24, in line versus the prior year, while on an accumulated basis it reached $216.0 million, marking a 13.4% year-over-year increase.
The Sugar, Ethanol and Energy business accounted for 81% or $39.8 million of total capex during the quarter. The year-over-year reduction in capex was mainly driven by lower hectares of renewal planting versus the prior year. On the other hand, expansion capex throughout the quarter increased versus the prior year given a greater expansion in sugarcane area. Year-to-date, capital expenditures amounted to $178.3 million, marking a 3.3% increase compared to the same period of last year, explained by the 9,493 hectares of expansion planting conducted during 2024.
The Farming businesses accounted for 19%, or $9.2 million of total capex in 3Q24, which was mostly deployed on expansion projects. Investments on this front include (i) the acquisition of agricultural equipment (seeders, harvesters and tractors) for our Rice operations; (ii) rice land development (previously not croppable); coupled with (iii) the construction of a new warehouse for our dairy products at our Chivilcoy facility. On a year-to-date basis, total capex amounted to $37.8 million, marking a $19.8 million year-over-year increase. This was fully explained by (i) a $6.4 million year-over-year increase in maintenance capex due to the renewal of our agricultural fleet; together with (ii) the payment of our third (and final) installment of Viterra's rice mills in Argentina and Uruguay, which was booked under expansion capex.

Other Operational & Financial Metrics

2023/24 Harvest Season

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2023/24 Harvested Area			Yields (Tons per hectare)
	2023/24	2022/23	Chg %	Hectares	% Harvested	Production	2023/24	2022/23	Chg %
Soybean	64,753	51,944	24.7%	64,753	100.0%	181,702	2.8	1.8	57.3%
Soybean 2nd Crop	23,927	29,827	(19.8)%	23,927	100.0%	52,362	2.2	1.0	109.3%
Corn (1)	57,043	38,575	47.9%	57,043	100.0%	298,969	5.2	4.9	7.7%
Corn 2nd Crop	2,548	2,836	(10.1)%	2,548	100.0%	11,528	4.5	1.7	160.2%
Wheat (2)	28,142	35,789	(21.4)%	28,142	100.0%	88,207	3.1	2.3	34.7%
Sunflower	10,832	18,131	(40.3)%	10,832	100.0%	18,500	1.7	1.8	(4.9)%
Cotton	5,199	10,075	(48.4)%	5,199	100.0%	2,207	0.4	0.6	(31.3)%
Peanut	24,282	19,813	22.6%	24,282	100.0%	87,586	3.6	2.0	81.8%
Other (3)	3,698	2,658	39.1%	3,698	100.0%	2,452
Total Crops	220,425	209,646	5.1%	220,425	100.0%	743,514
Rice(4)	58,452	55,648	5.0%	58,452	100.0%	357,980	6.1	6.4	(3.8)%
Total Farming	278,877	265,294	5.1%	278,877	100.0%	1,101,494
Owned Croppable Area	99,357	97,812	1.6%
Leased Area	153,044	134,820	13.5%
Second Crop Area	26,476	32,662	(18.9)%
Total Farming Area	278,877	265,294	5.1%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans; (4) Production does not include 125,502 tons of rough rice sourced from third-parties.
As of end of October 2024, we concluded harvesting activities related to our 2023/24 harvest season and produced 1,101,494 tons of aggregate grains. As previously explained, most of our crops presented a significant recovery in productivity given the normal weather conditions experienced, as opposed to last year which was affected by La Niña weather event. Nevertheless, we experienced lower-than-expected yields for our late corn production as it was negatively impacted by spiroplasma.
Planting activities for our 2024/25 campaign are currently underway, in which we expect to plant 304,207 hectares, marking a 9.1% year-over-year increase. We have already planted 47,876 hectares of winter crops, 70.1% more than the prior year, due to better soil moisture conditions in the Northern region of Argentina. Consequently, our area of second crop soybean increased, while first crop was reduced, as those hectares will have two crops cycles now rather than one. In the case of rice, growth in planted area was done via leasing. For this harvest season, we were able to enter into new area in the Northeast region of Argentina, where crop development cycle is slightly earlier on in the year, enabling us to make better use of our industrial capacity throughout the year.
A weak-to-moderate "La Niña" is forecasted until year-end. For a correct crop development, rainfalls must occur from January onwards as that is the moment when most of the crops define their yields.

2024/25 Planting Plan

FARMING PLANTING PLAN
Planting	Planting Plan (hectares)			2024/25 Planting Progress
	2024/25	2023/24	Chg %	Hectares	% Planted
Soybean	48,933	64,753	(24.4)%	1,655	3.4%
Soybean 2nd Crop	43,211	23,927	80.6%	—	—%
Corn (1)	43,616	57,043	(23.5)%	18,930	43.4%
Corn 2nd Crop	2,295	2,548	(9.9)%	—	—%
Wheat (2)	47,876	28,142	70.1%	47,876	100.0%
Sunflower	13,119	10,832	21.1%	6,081	46.4%
Cotton	5,694	5,199	9.5%	—	—%
Peanut	25,854	24,282	6.5%	9,126	35.3%
Other (3)	8,437	3,698	128.1%	—	—%
Total Crops	239,034	220,425	8.4%	83,668	35.0%
Rice	65,172	58,452	11.5%	60,029	92.1%
Total Farming	304,207	278,877	9.1%	143,697	47.2%
Owned Croppable Area	99,305	99,357	(0.1)%
Leased Area	159,395	153,044	4.1%
Second Crop Area	45,507	26,476	71.9%
Total Farming Area	304,207	278,877	9.1%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame and beans.

Inventories

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	3Q24	3Q23	% Chg	3Q24	3Q23	% Chg
Soybean	tons	62,489	32,637	91.5%	19,056	14,694	29.7%
Corn (1)	tons	97,739	55,712	75.4%	15,764	10,645	48.1%
Wheat (2)	tons	9,495	5,146	84.5%	1,757	1,118	57.1%
Sunflower	tons	965	2,763	(65.1)%	692	1,781	(61.2)%
Cotton	tons	2,071	4,320	(52.1)%	4,209	3,908	7.7%
Rice (3)	tons	67,274	35,390	90.1%	30,193	13,103	130.4%
Peanut	tons	16,352	11,161	46.5%	17,288	12,445	38.9%
Organic Sugar	tons	—	3,402	(100.0)%	—	1,542	(100.0)%
Sugar	tons	100,131	140,682	(28.8)%	31,681	45,104	(29.8)%
Ethanol	m3	214,683	251,816	(14.7)%	97,967	116,506	(15.9)%
Hydrous Ethanol	m3	202,090	204,294	(1.1)%	91,929	93,513	(1.7)%
Anhydrous Ethanol	m3	12,594	47,522	(73.5)%	6,038	22,993	(73.7)%
Fluid Milk	Th Lts	6,819	6,037	13.0%	4,548	3,349	35.8%
Powder Milk	tons	1,172	1,298	(9.7)%	4,069	4,098	(0.7)%
Cheese	tons	458	383	19.6%	2,152	1,806	19.2%
Butter	tons	—	110	(100.0)%	—	495	(100.0)%
Cbios	units	125,647	37,847	232.0%	1,567	788	98.9%
Fuel	m3	51	110	(53.7)%	45	100	(55.0)%
Others	tons	982	3,637	(73.0)%	755	2,814	(73.2)%
Total					231,742	234,297	(1.1)%
(1) Includes sorghum; (2) Includes barley: (3) Expressed in white rice equivalent

Variations in inventory levels between 3Q24 and 3Q23 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (iii) different percentage of area harvested during the period, and (iv) commercial strategy or selling pace for each product.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices and stabilize cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of September 30, 2024
	Consolidated Hedge Position
Crops		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu	Hedge (%)
2023/2024 Harvest season
Soybeans (tons)	165,767	318.1	1,275.9	81%
Corn (tons)	200,758	181.0	580.6	84%
Wheat (tons)	65,699	228.6	733.2	99%
2024/2025 Harvest season
Soybeans (tons)	17,100	296.7	1,222.0	8%
Corn (tons)	15,500	174.2	560.9	6%
Wheat (tons)	37,900	228.4	742.0	37%
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb	Hedge (%)
2024 FY
Sugar (tons)	669,568	503.2	22.8	84%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	744,153	41.0	n.a.	89%
2025 FY
Sugar (tons)	76,200	456.6	20.7	10%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	508,296	45.8	n.a	63%
(1) Energy prices in 2024 were converted to USD at an exchange rate of BRL/USD 5.26. Energy prices in 2025 were converted to USD at an exchange rate of BRL/USD 5.50.

3Q24 Market Highlights
◦Sugar prices remained under pressure throughout most of 3Q24. This was explained by (i) a solid export pace in Brazil's Center-South region (no logistic disruptions); coupled with (ii) expectations of a recovery in the country's sugar mix. However, by the end of August fires affecting part of Brazil's sugarcane fields led to unprecedented damages and losses. This, combined with the low cane purity due to the ongoing drought, led to a downward revision in the sugar mix expectation. Consequently, sugar prices rallied driven mostly by funds switching their position from net short to net long in New York ICE #11.
◦Ethanol prices presented another significant rally during 3Q24, mainly supported by (i) domestic demand; (ii) an increase in gasoline prices; as well as to (iii) concerns related to a crop reduction given the fire events that occurred in Brazil's Center-South region, which are expected to lead to a longer interharvest season. According to ESALQ index, both hydrous and anhydrous ethanol prices increased on average 18% and 14%, respectively, compared to 3Q23. On a quarter-over-quarter basis, prices were up 8% and 10%, respectively. Additionally, UNICA (Brazil's sugarcane association) reported that hydrous sales continued to achieve impressive results during the quarter, marking an 18% year-over-year increase and 31% year-to-date increase versus the same period of last year.
◦Brazil's carbon credit market under the RenovaBio program presented a 42% year-over-year decrease in 3Q24, reaching an average price of 76 BRL/CBio (approximately 14 USD/CBio).
◦In 3Q24, energy spot prices in the southeast region of Brazil were 235% higher year-over-year and 272% higher compared to 2Q24. The low prices seen during the first semester presented a significant increase during August and September due to the decline in the reservoir levels (41% versus 68% in June) on below-average rains. According to the market, there is an upside risk to current prices.
◦Grain prices did not present significant changes during 3Q24. Soybean prices were down by 0.4%, whereas corn decreased by 3% versus 2Q24. Initially, there was a decline in prices due to favorable weather conditions in the United States, as it confirmed a good harvest season and thus increased global stocks, while global demand remained stable. Nevertheless, prices experienced an increase, returning to the levels seen at the beginning of 3Q24, given (i) dry weather and high temperatures in South America, coupled with (ii) policies implemented in China to boost economic growth. Locally, prices were 1% higher for soybean and 4% higher for corn versus 2Q24. Despite following the same global trends, local prices were positively impacted by an appreciation of the Argentine Peso.
◦During 3Q24, global rice prices remained at high levels, even though there was some volatility seen in Asian rice prices due to the speculation of a potential reopening of non-basmati exports coming from India in the near future - the accumulation of stocks in India as the ban continued led to these rumors. In South America, exports kept running at a normal pace, despite prices losing competitiveness in many destinations, coupled with an increase in freight costs to Central America. Planting activities in Argentina and the Southwest region of Brazil were normal, whereas there were delays in Uruguay and in the South Central and Southeast region of Brazil. Planting area in the region (Argentina-Brazil-Uruguay) is expected to be 15% higher than the prior year.
◦During 3Q24, international dairy prices recovered on the back of (i) dry weather in South America; (ii) higher prices for fat in Europe; coupled with (iii) tariff protections and sanitary restrictions, among other drivers. Looking at the domestic market (Argentina), prices of raw milk continue to trade at high historical levels due to the decline in production on adverse weather and lower amount of milking cows.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) the correlation between petroleum, ethanol and sugar prices; (vi) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses; (vii) the efficiencies, cost savings and competitive advantages resulting from acquisitions; (viii) the implementation of our financing strategy, capital expenditure plan and expected shareholder distributions; (ix) the maintenance of our relationships with customers; (x) the competitive nature of the industries in which we operate; (xi) the cost and availability of financing; (xii) future demand for the commodities we produce; (xiii) international prices for commodities; (xiv) the condition of our land holdings; (xv) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xvi) the performance of the South American and world economies; and (xvii) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value, the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. Effective for the third quarter ended September 30, 2024, we changed our definition of Adjusted Consolidated EBITDA and Adjusted Segment EBITDA to exclude any charges related to impairments. We did not have any impairment or disposal charges for any of the previous periods presented.
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain or loss from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, any charges related to impairments, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. Effective for the third quarter ended September 30, 2024, we changed our definition of Adjusted Consolidated EBIT and Adjusted Segment EBIT to exclude any charges related to impairments. We did not have any impairment or disposal charges for any of the previous periods presented.
We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results, bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, and impairments, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 26.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and short-term investments (namely US-Treasury Bills use as collateral of short-term borrowings). This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	3Q24	2Q24	Chg %	3Q23	Chg %
Total Borrowings	859,424	830,671	3.5%	1,096,490	(21.6)%
Cash and Cash equivalents	198,255	140,311	41.3%	349,812	(43.3)%
Short-term investments	15,351	58,616	(73.8)%	39,926	(61.6)%
Net Debt	645,818	631,744	2.2%	706,752	(8.6)%

Adjusted Net Income
Effective for the third quarter ended September 30, 2024, we changed our definition of Adjusted Net Income to exclude any charges related to impairments. We did not have any impairment or disposal charges for any of the previous periods presented.
We define Adjusted Net Income as (i) profit / (loss) of the period/year before net gain / (losses) from fair value adjustments of investment property land, bargain purchase gain on acquisition and any impairment; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Profit for the period	18,711	75,387	(75.2)%	75,923	144,512	(47.5)%
Foreign exchange losses/(gains), net	(16,972)	1,396	n.a.	5,051	(33,954)	n.a
Cash flow hedge - transfer from equity	1,912	9,357	(79.6)%	28,224	43,221	(34.7)%
Inflation accounting effects	7,528	(17,409)	n.a	1,911	(5,072)	n.a.
Net results from Fair Value adjustment of Investment Property	2,679	(417)	n.a	22,484	913	n.m
Impairment of assets destroyed by fire	14,036	—	n.m.	14,036	—	n.m.
Revaluation surplus of farmland sold	—	20,245	n.m.	9,024	20,245	(55.4)%
Adjusted Net Income	27,894	88,559	(68.5)%	156,653	169,865	(7.8)%

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 3Q24
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	66,600	70,124	83,414	220,138	236,515	—	456,653
Cost of goods sold and services rendered	(56,635)	(57,157)	(71,701)	(185,493)	(160,617)	—	(346,110)
Initial recog. and changes in FV of BA and agricultural produce	2,146	584	2,649	5,379	4,577	—	9,956
Gain from changes in NRV of agricultural produce after harvest	(5,189)	1	—	(5,188)	23	—	(5,165)
Margin on Manufacturing and Agricultural Act. Before Opex	6,922	13,552	14,362	34,836	80,498	—	115,334
General and administrative expenses	(1,906)	(2,436)	(3,032)	(7,374)	(6,135)	(8,227)	(21,736)
Selling expenses	(6,257)	(8,965)	(7,634)	(22,856)	(23,614)	1,341	(45,129)
Other operating income, net	(13,320)	(85)	1,399	(12,006)	(4,956)	(134)	(17,096)
Profit from Operations Before Financing and Taxation	(14,561)	2,066	5,095	(7,400)	45,793	(7,020)	31,373
Net results from Fair value adjustment of Investment property	22	1,577	—	1,599	—	—	1,599
Impairment of assets destroyed by fire	14,162	—	—	14,162	—	—	14,162
Adjusted EBIT	(377)	3,643	5,095	8,361	45,793	(7,020)	47,134
(-) Depreciation and Amortization	2,402	3,787	2,835	9,024	54,337	405	63,766
Adjusted EBITDA	2,025	7,430	7,930	17,385	100,130	(6,615)	110,900
Reconciliation to Profit/(Loss)
Adjusted EBITDA							110,900
(+) Depreciation and Amortization							(63,766)
(+) Financial result, net							(6,424)
(+) Net results from Fair value adjustment of Investment property							(1,599)
(+) Income Tax (Charge)/Benefit							(4,544)
(+) Impairment of assets destroyed by fire							(14,162)
(+) Translation Effect (IAS 21)							(1,694)
Profit/(Loss) for the Period							18,711

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 3Q23
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	61,126	60,381	69,772	191,279	196,668	—	387,947
Cost of goods sold and services rendered	(53,573)	(43,799)	(57,351)	(154,723)	(128,570)	—	(283,293)
Initial recog. and changes in FV of BA and agricultural produce	1,206	(699)	(212)	295	25,519	—	25,814
Gain from changes in NRV of agricultural produce after harvest	(568)	—	—	(568)	248	—	(320)
Margin on Manufacturing and Agricultural Act. Before Opex	8,191	15,883	12,209	36,283	93,865	—	130,148
General and administrative expenses	(3,302)	(2,683)	(2,056)	(8,041)	(5,929)	(6,275)	(20,245)
Selling expenses	(5,129)	(8,307)	(6,603)	(20,039)	(19,805)	(82)	(39,926)
Other operating income, net	6,878	2,625	(22)	9,481	(11,544)	41	(2,022)
Profit from Operations Before Financing and Taxation	6,638	7,518	3,528	17,684	56,587	(6,316)	67,955
Net results from Fair value adjustment of Investment property	(110)	(145)	—	(255)	—	—	(255)
Transfer of revaluation surplus derived from the disposals of assets	20,245	—	—	20,245	—	—	20,245
Adjusted EBIT	26,773	7,373	3,528	37,674	56,587	(6,316)	87,945
(-) Depreciation and Amortization	2,020	4,230	2,727	8,977	58,043	334	67,354
Adjusted EBITDA	28,793	11,603	6,255	46,651	114,630	(5,982)	155,299
Reconciliation to Profit/(Loss)
Adjusted EBITDA							155,299
(+) Depreciation and Amortization							(67,354)
(+) Financial result, net							20,897
(+) Net results from Fair value adjustment of Investment property							255
(+) Income Tax (Charge)/Benefit							(13,645)
(+) Revaluation surplus of farmland sold							(20,245)
(+) Translation Effect (IAS 21)							180
Profit/(Loss) for the Period							75,387

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 9M24
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	175,065	199,035	209,248	583,348	524,651	—	1,107,999
Cost of goods sold and services rendered	(159,224)	(157,478)	(174,854)	(491,556)	(378,144)	—	(869,700)
Initial recog. and changes in FV of BA and agricultural produce	28,954	31,927	6,661	67,542	41,531	—	109,073
Gain from changes in NRV of agricultural produce after harvest	(17,583)	—	—	(17,583)	540	—	(17,043)
Margin on Manufacturing and Agricultural Act. Before Opex	27,212	73,484	41,055	141,751	188,578	—	330,329
General and administrative expenses	(16,195)	(11,391)	(8,271)	(35,857)	(18,364)	(19,754)	(73,975)
Selling expenses	(13,206)	(24,506)	(19,188)	(56,900)	(55,884)	1,314	(111,470)
Other operating income, net	(5,358)	(14,327)	3,450	(16,235)	2,560	272	(13,403)
Profit from Operations Before Financing and Taxation	(7,547)	23,260	17,046	32,759	116,890	(18,168)	131,481
Net results from Fair value adjustment of Investment property	588	17,600	—	18,188	—	—	18,188
Transfer of revaluation surplus derived from the disposals of assets	9,024	—	—	9,024	—	—	9,024
Impairment of assets destroyed by fire	14,162			14,162			14,162
Adjusted EBIT	16,227	40,860	17,046	74,133	116,890	(18,168)	172,855
(-) Depreciation and Amortization	6,061	10,539	8,458	25,058	141,981	1,117	168,156
Adjusted EBITDA	22,288	51,399	25,504	99,191	258,871	(17,051)	341,011
Reconciliation to Profit/(Loss)
Adjusted EBITDA							341,011
(+) Depreciation and Amortization							(168,156)
(+) Financial result, net							(98,809)
(+) Net results from Fair value adjustment of Investment property							(18,188)
(+) Income Tax (Charge)/Benefit							39,980
(+) Revaluation surplus of farmland sold							(9,024)
(+) Impairment of assets destroyed by fire							(14,162)
(+) Translation Effect (IAS 21)							3,271
Profit/(Loss) for the Period							75,923

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 9M23
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	170,841	196,116	192,084	559,041	483,261	—	1,042,302
Cost of goods sold and services rendered	(150,431)	(140,191)	(160,349)	(450,971)	(324,103)	—	(775,074)
Initial recog. and changes in FV of BA and agricultural produce	2,174	6,988	9,902	19,064	97,957	—	117,021
Gain from changes in NRV of agricultural produce after harvest	(337)	—	—	(337)	(167)	—	(504)
Margin on Manufacturing and Agricultural Act. Before Opex	22,247	62,913	41,637	126,797	256,948	—	383,745
General and administrative expenses	(12,585)	(11,126)	(7,382)	(31,093)	(18,228)	(17,650)	(66,971)
Selling expenses	(17,377)	(25,459)	(19,488)	(62,324)	(43,592)	(108)	(106,024)
Other operating income, net	7,524	2,796	(226)	10,094	(17,043)	(64)	(7,013)
Profit from Operations Before Financing and Taxation	(191)	29,124	14,541	43,474	178,085	(17,822)	203,737
Net results from Fair value adjustment of Investment property	993	107	—	1,100	—	—	1,100
Transfer of revaluation surplus derived from the disposals of assets	20,245	—	—	20,245	—	—	20,245
Adjusted EBIT	21,047	29,231	14,541	64,819	178,085	(17,822)	225,082
(-) Depreciation and Amortization	6,236	10,450	8,014	24,700	130,076	949	155,725
Adjusted EBITDA	27,283	39,681	22,555	89,519	308,161	(16,873)	380,807
Reconciliation to Profit/(Loss)
Adjusted EBITDA							380,807
(+) Depreciation and Amortization							(155,725)
(+) Financial result, net							(6,786)
(+) Net results from Fair value adjustment of Investment property							(1,100)
(+) Income Tax (Charge)/Benefit							(51,774)
(+) Revaluation surplus of farmland sold							(20,245)
(+) Translation Effect (IAS 21)							(665)
Profit/(Loss) for the Period							144,512

Condensed Consolidated Interim Financial Statments

Statement of Income
$ thousands	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Revenue	471,495	385,794	22.2%	1,144,687	1,034,925	10.6%
Cost of revenue	(361,003)	(281,660)	28.2%	(900,810)	(769,671)	17.0%
Initial recognition and Changes in fair value of biological assets and agricultural produce	13,602	25,643	(47.0)%	121,302	116,008	4.6%
Changes in net realizable value of agricultural produce after harvest	(5,874)	(215)	n . a	(19,453)	(399)	n . a
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	118,220	129,562	(8.8)%	345,726	380,863	(9.2)%
General and administrative expenses	(24,111)	(19,957)	20.8%	(78,958)	(65,994)	19.6%
Selling expenses	(46,790)	(39,543)	18.3%	(115,511)	(104,870)	10.1%
Other operating income, net	(17,640)	(1,926)	815.9%	(16,505)	(6,927)	138.3%
Profit from operations	29,679	68,136	(56.4)%	134,752	203,072	(33.6)%
Finance income	4,139	29,934	(86.2)%	9,164	105,783	(91.3)%
Finance costs	(3,035)	(26,446)	(88.5)%	(106,062)	(117,641)	(9.8)%
Other financial results - Net gain / (loss) of inflation effects on the monetary items	(7,528)	17,408	n .a	(1,911)	5,072	n .a
Financial results, net	(6,424)	20,896	(130.7)%	(98,809)	(6,786)	1,356.1%
Profit before income tax	23,255	89,032	(73.9)%	35,943	196,286	(81.7)%
Income tax	(4,544)	(13,645)	(66.7)%	39,980	(51,774)	(177.2)%
Profit for the period	18,711	75,387	(75.2)%	75,923	144,512	(47.5)%

Statement of Cashflows
$ thousands	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Cash flows from operating activities:
Profit from operations	18,711	75,387	(75.2)%	75,923	144,512	(47.5)%
Adjustments for:
Income tax (benefit) / expense	4,544	13,645	(66.7)%	(39,980)	51,774	(177.2)%
Depreciation	64,124	66,731	(3.9)%	168,845	153,533	10.0%
Amortization	624	511	22.1%	1,769	1,585	11.6%
Depreciation of right of use assets	16,761	22,130	(24.3)%	64,127	59,859	7.1%
Gain from disposal of farmland and other assets	—	(9,526)	n . a	(6,050)	(9,526)	n . a
Loss / (gain) from disposal of other property items	(810)	(666)	21.6%	(478)	(1,828)	(73.9)%
Impairment due to fire	14,036	—	n . a	14,036	—	n . a
Equity settled shared-based compensation granted	1,615	1,819	(11.2)%	5,081	6,684	(24.0)%
Loss / (gain) from derivative financial instruments and forwards	6,226	10,473	(40.6)%	(3,118)	13,053	(123.9)%
Interest and other expense , net	14,098	(15,097)	(193.4)%	58,885	(1,222)	(4,918.7)%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	35,219	22,222	n . a	(5,904)	(15,320)	(61.5)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(3,254)	1,729	n . a	1,834	1,622	n . a
Provision and allowances	(2,005)	(257)	680.2%	(1,993)	(121)	1,547.1%
Net gain from fair value adjustment of Investment property	2,679	(417)	n . a	22,484	913	n . a
Net gain of inflation effects on the monetary items of the effect of inflation on monetary items	7,528	(17,408)	n . a	1,911	(5,072)	(137.7)%
Foreign exchange gains, net	(16,972)	1,396	(1,315.8)%	5,051	(33,954)	(114.9)%
Cash flow hedge – transfer from equity	1,912	9,357	(79.6)%	28,224	43,221	(34.7)%
Subtotal	165,036	182,029	(9.3)%	390,647	409,713	(4.7)%

Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables	(113,241)	5,264	(2,251.2)%	(150,992)	(67,473)	123.8%
(Increase)/Decrease in inventories	55,994	(16,556)	(438.2)%	(111,079)	(94,969)	17.0%
(Increase)/Decrease in biological assets	(57,527)	(19,497)	195.1%	64,349	65,192	(1.3)%
(Increase)/Decrease in other assets	17	(306)	(105.6)%	(374)	(655)	(42.9)%
(Increase)/Decrease in derivatives financial instruments	(288)	(3,198)	(91.0)%	20,471	(10,790)	(289.7)%
(Increase)/Decrease in trade and other payables	(8,097)	60,858	(113.3)%	(49,063)	(54,040)	(9.2)%
(Increase)/Decrease in payroll and social securities liabilities	9,143	8,084	13.1%	4,970	10,133	(51.0)%
(Increase)/Decrease in provisions for other liabilities	433	88	392.0%	901	828	8.8%
Cash generated in operations	51,470	216,766	(76.3)%	169,830	257,939	(34.2)%
Income taxes paid	(2,404)	749	(421.0)%	(4,963)	(740)	570.7%
Net cash generated from operating activities (a)	49,066	217,515	(77.4)%	164,867	257,199	(35.9)%

Statement of Cashflows
$ thousands	3Q24	3Q23	Chg %	9M24	9M23	Chg %
Cash flows from investing activities
Acquisition of business, net of cash acquired	(658)	—	n . a	(15,923)	(3,193)	398.7%
Purchases of property, plant and equipment	(49,056)	(47,284)	3.7%	(203,153)	(184,870)	9.9%
Purchase of cattle and non current biological assets planting cost	(261)	9	n . a	(1,445)	(770)	87.7%
Purchases of intangible assets	(462)	(594)	(22.2)%	(1,019)	(1,356)	(24.9)%
Interest received	2,023	30,537	(93.4)%	6,496	69,681	(90.7)%
Proceeds from sale of property, plant and equipment	270	938	(71.2)%	890	2,728	(67.4)%
Proceeds from sale of farmlands	3,215	46,989	n . a	23,259	48,097	(51.6)%
Acquisition of short term	—	—	n . a	(33,711)	(34,500)	(2.3)%
Dispositions of short term investment	40,975	—	n . a	77,551	93,009	(16.6)%
Net cash used in investing activities (b)	(3,954)	30,595	(112.9)%	(147,055)	(11,174)	1216.0%

Cash flows from financing activities
Proceeds from EQ settled share-based compensation exercise	98	38	157.9%	98	38	157.9%
Interest paid (c)	(10,993)	(8,180)	34.4%	(19,064)	(32,816)	(41.9)%
Proceeds from long-term borrowings	74,225	(4,813)	(1642.2)%	94,594	19,900	375.3%
Payment of long-term borrowings	(84,987)	(11,797)	n . a	(96,727)	(11,797)	n . a
Proceeds from short-term borrowings	40,065	84,137	(52.4)%	89,936	480,297	(81.3)%
Payment of short-term borrowings	(4,617)	(39,566)	(88.3)%	(121,660)	(365,810)	(66.7)%
Payment of derivatives financial instruments	(502)	—	n . a	(581)	—	n . a
Lease Payments	(25,306)	(22,782)	11.1%	(80,756)	(81,651)	(1.1)%
Purchase of own shares	(16,584)	(7,542)	119.9%	(58,279)	(19,012)	206.5%
Dividends paid to non-controlling interest	(252)	—	n . a	(376)	—	n . a
Dividends to shareholders	—	—	n . a	(17,500)	(17,500)	—%
Net cash used in financing activities (d)	(28,853)	(10,505)	174.7%	(210,315)	(28,351)	641.8%
Net increase / (decrease) in cash and cash equivalents	16,259	237,605	(93.2)%	(192,503)	217,674	(188.4)%
Cash and cash equivalents at beginning of year	140,311	196,609	(28.6)%	339,781	230,653	47.3%
Exchange gains on cash and cash equivalents (e)	41,685	(84,402)	(149.4)%	50,977	(98,515)	(151.7)%
Cash and cash equivalents at end of year	198,255	349,812	(43.3)%	198,255	349,812	(43.3)%

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:		3Q24	3Q23	9M24	9M23
Operating activities	(a)	(48,525)	70,219	(67,244)	25,113
Investing activities	(b)	(3,886)	(606)	(7,889)	(1,370)
Interest paid	(c)	3,277	2,309	7,429	1,655
Financing activities	(d)	9,144	5,228	42,457	55,229
Exchange rate changes and inflation on cash and cash equivalents	(e)	43,267	(74,841)	32,676	(78,972)

Statement of Financial position
$ thousands	9M24	12M23	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	1,597,718	1,549,565	3.1%
Right of use assets	387,375	406,713	(4.8)%
Investment property	33,542	33,364	0.5%
Intangible assets, net	38,224	27,519	38.9%
Biological assets	42,414	23,706	78.9%
Deferred income tax assets	6,554	9,777	(33.0)%
Trade and other receivables, net	37,872	39,060	(3.0)%
Derivative financial instruments	15,183	18,001	(15.7)%
Other Assets	2,163	1,515	42.8%
Total Non-Current Assets	2,161,045	2,109,220	2.5%
Current Assets
Biological assets	182,696	204,331	(10.6)%
Inventories	400,630	256,051	56.5%
Trade and other receivables, net	269,648	179,055	50.6%
Derivative financial instruments	85	13,819	(99.4)%
Short-term investment	15,351	62,637	(75.5)%
Cash and cash equivalents	198,255	339,781	(41.7)%
Total Current Assets	1,066,665	1,055,674	1.0%
TOTAL ASSETS	3,227,710	3,164,894	2.0%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	167,073	167,073	—%
Share premium	666,839	743,810	(10.3)%
Cumulative translation adjustment	(378,876)	(603,861)	(37.3)%
Equity-settled compensation	16,128	18,654	(13.5)%
Cash Flow Hedge	—	(17,124)	(100.0)%
Other reserves	151,254	150,677	0.4%
Treasury shares	(15,814)	(8,062)	96.2%
Revaluation surplus	246,699	317,598	(22.3)%
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	—%
Retained earnings	501,698	418,789	19.8%
Equity attributable to equity holders of the parent	1,396,575	1,229,128	13.6%
Non controlling interest	39,470	36,520	8.1%
TOTAL SHAREHOLDERS EQUITY	1,436,045	1,265,648	13.5%
LIABILITIES
Non-Current Liabilities
Trade and other payables	494	1,008	(51.0)%
Borrowings	688,628	697,843	(1.3)%
Lease liabilities	301,465	325,569	(7.4)%
Deferred income tax liabilities	352,272	376,331	(6.4)%
Payrroll and Social liabilities	1,278	1,570	(18.6)%
Provisions for other liabilities	2,742	2,871	(4.5)%
Total Non-Current Liabilities	1,346,879	1,405,192	(4.1)%
Current Liabilities
Trade and other payables	174,699	190,730	(8.4)%
Current income tax liabilities	6,342	5,023	26.3%
Payrroll and Social liabilities	37,963	37,357	1.6%
Borrowings	170,796	207,106	(17.5)%
Lease liabilities	52,827	52,941	(0.2)%
Derivative financial instruments	1,355	169	701.8%
Provisions for other liabilities	804	728	10.4%
Total Current Liabilities	444,786	494,054	(10.0)%
TOTAL LIABILITIES	1,791,665	1,899,246	(5.7)%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	3,227,710	3,164,894	2.0%